UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
3 January 2017
Commission File No. 001-32846
____________________________
 CRH public limited company
(Translation of registrant's name into English)
____________________________
Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X Form 40-F___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc
3rd January 2017
Further to the announcement on 25 August 2016, CRH plc, the international building materials group, confirms that Mark Towe retired from the CRH Board on 31st December 2016. Mr. Towe will continue in his role as Chairman, CRH Americas.
Contact:
Neil Colgan
Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 3 January 2017

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary